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                            BFMA HOLDING CORPORATION
                         50 EAST SAMPLE ROAD, SUITE 400
                             POMPANO BEACH, FL 33084


                                                    January 23, 2001

Dear Guest Supply Shareholder:

         As you may be aware, last night Guest Supply announced that it entered into a definitive merger agreement with SYSCO Corporation, in which each share of Guest Supply common stock would be exchanged for shares of SYSCO common stock worth $26.00. Although we are not pleased with the way that we were treated by Guest Supply over the past few months, the end result is not all bad. We commenced a proxy contest in November 2000 to force Clifford Stanley and his board of directors to pursue a process in which the shareholders, the true owners of the company, could maximize the value of their shares through the exploration of a sale of Guest Supply. We firmly believe that Guest Supply would not have been sold if we had not initiated the proxy contest.

         The SYSCO offer represents a transaction valuation multiple of approximately nine times trailing cash flow. SYSCO's offer consideration is their own common stock, which trades at relatively high multiples for a distribution company. However, this would be a very high multiple for a cash buyer to pay. Our own financial discipline will not permit us to increase our offer without the support and cooperation of Guest Supply's board of directors and management team, which support and cooperation seem highly unlikely at this time.

         During this proxy process, we communicated with the Guest Supply shareholders in a fair and honest manner and avoided any personal attacks on the principals involved. We simply tried to stick to our platform - force the board to auction Guest Supply to the highest bidder. Although we would have preferred to purchase Guest Supply ourselves, we feel strongly that the shareholders are better off now than they were before this process began. We therefore believe that it is unnecessary to continue the proxy contest and we will withdraw our nomination of Charles Miersch and Logan Delany, Jr. for the position on the board of directors of Guest Supply.

         This process has been a costly and difficult one for BFMA. At first, we attempted to purchase Guest Supply on a friendly basis but quickly realized that Clifford Stanley would not entertain any transaction that did not allow him to continue in his current capacity, with Guest Supply operating "as an autonomous operating entity." We then moved on to the proxy contest. During this process, we received overwhelming support from many of the company's shareholders, our financing partners and our employees and customers. We appreciate all of your efforts and wish to thank you all for participating in this process.


                                       Sincerely,

                                       /s/ Barry W. Florescue

                                       Barry W. Florescue
                                       President and Chairman of the Board
                                       of BFMA Holding Corporation